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Exhibit 12.1

SPIRIT FINANCE CORPORATION
STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Nine Months Ended 9/30/2005	Year Ended 12/31/2004	Date of Inception to 12/31/2003(1)
	(dollars in thousands)
Earnings:(2)
Income from continuing operations:
Net income	$20,949	$8,972	$(1,158)
Less: Discontinued operations	(1,702)	(512)	—

Income from continuing operations	19,247	8,460	(1,158)
Interest expense from continuing operations(3)	14,389	5,050	53

Total earnings (a)	$33,636	$13,510	$(1,105)

Fixed Charges:(2)

Interest expense from continuing operations(3)(b)	$14,389	$5,050	$53

Ratio of earnings to fixed charges (a/b)	2.3	2.7	—

(1)
Earnings were insufficient to meet fixed charges by approximately $1.2 million for the period from inception on August 14, 2003 to December 31, 2003. For the period ended December 31, 2003, our operations consisted primarily of start-up expenditures and organization activities.

(2)
Periodically, Spirit Finance may sell real estate properties that do not meet its long-term strategic investment objectives. Such properties are typically acquired in conjunction with the acquisition of a portfolio of real estate properties. Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," requires that gains and losses from any such dispositions of properties and all operations from these properties be reclassified as "discontinued operations" in the Consolidated Statements of Operations. As a result of this reporting requirement, each time a property is sold, previously reported "income from continuing operations" will be restated to reclassify the operations of such property into discontinued operations.

(3)
Interest expense from continuing operations includes interest expense on all indebtedness, including amortization of capitalized expenses related to indebtedness, debt insurer premiums and the amortization of interest rate swap settlement costs, and the estimated portion of the Company's operating lease rental expense that management considers to be representative of interest.

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SPIRIT FINANCE CORPORATION STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES